UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
     SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   Commission File Number         000-24706

                      Select Media Communications, Inc.
            (Exact name of registrant as specified in its charter)

                44E 32nd ST, New York NY 10016 (212) 584-1900
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $0.01 Per Share
           (Title of each class of securities covered by this Form)

                                      N/A
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)  [X]	   Rule 12h-3(b)(1)(i) 	[ ]
       Rule 12g-4(a)(1)(ii) [ ]        Rule 12h-3(b)(1)(ii)	[ ]
       Rule 12g-4(a)(2)(i)  [ ]	   Rule 12h-3(b)(2)(i) 	[ ]
       Rule 12g-4(a)(2)(ii) [ ]	   Rule 12h-3(b)(2)(ii)	[ ]
                                       Rule 15d-6	     	[ ]

            Approximate number of holders of record as of the
                   certificate or notice date:    66

Pursuant to the requirements of the Securities Exchange Act of 1934, Select Media Communications, Inc., a New York corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       March 15, 2005

By:      __/s/ Mitch Gutkowski____
          Mitch Gutkowski
          Chief Executive Officer